UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

30 October 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

30 October 2024

BHP Annual General Meeting 2024 addresses

BHP’s Annual General Meeting of BHP Group Limited will be held in Brisbane, Australia today.

The CEO and Chair addresses that will be delivered at the meeting are attached.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

BHP Group Limited ABN 49 004 028 077

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Josie Brophy	John-Paul Santamaria
+61 417 622 839	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Gabrielle Notley	James Bell
+61 411 071 715	+44 7961 636 432

Americas	Americas
Renata Fernandez	Monica Nettleton
+56 9 8229 5357	+1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

BHP Group Limited AGM

30 October 2024

Ken MacKenzie, Chair

Welcome to everyone with us here today in Queensland and watching the webcast online.

We are proud to have around 100,000 shareholders in Queensland who hold over 170 million shares and it is good to have so many of you joining us today.

Of course, Queensland is also home to around 10,000 BHP employees and contractors, as well as our partnership with Mitsubishi in the BMA joint venture.

BMA is a great business and Queenslanders can be proud of the high quality steelmaking coal it produces for customers in India, Japan, South Korea and China.

Ladies and gentlemen, it is a privilege to be here to address you as the Chair of BHP.

I have chaired several BHP Annual General Meetings now.

In different cities...

In-person and online through COVID....

I am always left energised by your passion for – and interest in – the company.

Stewarding BHP is an honour that your Board and I, and our executive leaders, take extremely seriously.

We understand that it is the combination of outstanding people, world class assets and execution excellence that gives BHP the opportunity to create long term value for our shareholders and for the communities in which we all live.

In these areas, we believe your company continues to set itself apart. We hope you are all as confident and excited about the future for BHP as we are.

Financial year 2024 was a strong one for BHP. We performed well financially and made solid progress on our social value targets and goals.

We showed - once again – that the consistent execution of our clear and simple strategy delivers results.

And BHP is well positioned to continue to create value today, and for decades to come.

I would like to take this opportunity to explain why, focusing on four fundamentals:

•	A safe, inclusive and productive workplace culture

•	A portfolio of world class assets in attractive commodities

•	Disciplined capital allocation, and

•	The creation of social value

BHP Group Limited ABN 49 004 028 077

Safe, inclusive and productive workplaces

I want to start with safety.

In January, a team member with one of our contracting partners here in Queensland lost his life at work.

Luke O’Brien’s death was a tragedy. Our thoughts remain with his family and colleagues at BMA.

We must eliminate fatalities and serious injuries from BHP.

Nothing matters more than safety.

Further, we remain determined to eliminate sexual harassment, racism and bullying in our workplace. We know diverse and inclusive teams are safer and more productive and that’s why we are working to make BHP a place where everyone can bring the best of themselves to work.

The Board saw this spirit firsthand when we visited our Potash Project in Saskatchewan, Canada earlier this year. Our Jansen workforce showed a deep value in keeping each other safe.

A global portfolio positioned for success

Jansen is a project of enormous scale and ambition, and it’s a great example of how we’re positioning our global portfolio for success - success in a world that is increasingly volatile.

Over the past year, the world has experienced:

•	Ongoing humanitarian crises in the Middle East, Ukraine and Sudan

•	Threats to the continued expansion of global trade by a new wave of protectionism

•	And a range of consequential elections across the globe that are reshaping the policy landscape.

In our operations, we are also seeing the lagging effects of inflation, uneven recovery in China and supply side surpluses for some commodities which is contributing to price volatility.

We faced these challenges earlier in the year when we made the tough but necessary decision to place our Nickel West operations and West Musgrave project into temporary suspension.

In our view, the best way to create enduring value for shareholders amid all this turbulence is to hold a mix of high quality, resilient assets, and to run them exceptionally well.

I am optimistic about our ability to manage through these challenges as the long-term fundamentals for the broader resources sector remain strong.

BHP Group Limited ABN 49 004 028 077

Mining has an undeniable role to play in providing the metals and minerals the world needs to continue to develop and decarbonise. The global trends shaping our future are interconnected, unstoppable, and bring with them new challenges and opportunities for our sector.

That’s why we have deliberately and methodically reshaped our portfolio to increase our exposure to future facing commodities and higher-quality steelmaking materials.

We have achieved a world-leading position in copper, which is key to renewable energy, electric vehicles and, increasingly, data centres.

We are developing a position in potash that will contribute to food security and more sustainable land use to help feed a global population that is expected to near 10 billion by 2050.

We have focused our steelmaking coal portfolio on higher quality coals. These are preferred by our customers, who use our steelmaking coal and iron ore to produce steel, which is needed to build cities and infrastructure for decarbonisation.

And of course, our iron ore business is a critical part of our future. We have extended our lead as the lowest cost major iron ore producer globally and we continue to see opportunities for greater efficiencies to unlock even more value.

Today, we have a portfolio, and options for growth, that leave us well positioned to provide the commodities the world will need more of in the decades to come.

FY24 highlights

This augurs well for our future, but we have not lost sight of value for today, as we continue to deliver strong earnings and returns.

In the 2024 Financial Year, our Underlying EBITDA was US$29 billion.

We continue to produce strong margins and a consistently high baseline of cash flow.

In fact, this is the eighth consecutive year where we have achieved a margin greater than 50 per cent and generated average net operating cash flows of over US$20 billion per year. This demonstrates the consistency of our earnings, despite the cyclical volatility in the resources sector.

Now I am a firm believer in capital allocation discipline as the backbone of a successful business, and many of you will have heard Mike Henry and myself talk about BHP’s Capital Allocation Framework. This framework prioritises safety and maintenance capital, balance sheet strength, and a minimum 50 percent payout ratio for dividends.

Accordingly, the Board has determined dividends totalling US$7.4 billion to shareholders for the year.

Over the past 5 years, our total shareholder return was approximately 15% per annum, and included delivering more than US$50 billion in cash dividends to our shareholders.

BHP Group Limited ABN 49 004 028 077

This is more than any other miner in the world and is testament to the durability of our portfolio and consistency of our operational excellence.

Importantly, we are also creating significant financial value in the communities in which we work and live.

In the 2024 Financial Year, our total global economic contribution was over US$49.2 billion1. This included US$25.3 billion2 with suppliers, US$11.2 billion in payments to governments through income taxes, royalties and other payments, and US$4.8 billion3 of wages, incentives and benefits to our employees.

Delivering social value

The value we create with our partners and stakeholders is critical to our success – it’s what we call social value.

Social value means creating long term mutual benefit for our people, partners, and local communities – and we have formalised the way we deliver it through the BHP Social Value Framework, which we launched in June 2022.

The framework is focused on six pillars: decarbonisation, the environment, Indigenous partnerships, our workforce, communities and responsible supply chains.

It supports progress towards real outcomes… Improved access to employment and economic opportunities in host communities… improved talent pipelines for the industry… increased action on environmental issues and partnerships for mutual benefit.

And this is a reinforcing loop. By setting goals and holding ourselves to account, we push ourselves to get better every year. This is designed to progressively create more social value, build more trust and further strengthen relationships.

As a result, we can open doors to new opportunities and partnerships, and increase our access to the best resources, business partners, markets and talent.

One relevant and tangible example of social value in action is our relationship with the Barada Barna people here in Queensland.

Our relationships with Traditional Owners and other Indigenous partners are some of the most important relationships we have.

[1]

This includes contribution to suppliers, wages and benefits for employees and contractors, dividends, taxes and royalties, and voluntary social investment. For more information refer to the BHP Economic Contribution Report 2024, available at bhp.com.

[2]	Includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis.
[3]	Includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis.

BHP Group Limited ABN 49 004 028 077

The BMA joint venture operates on the traditional lands of the Barada Barna, and we have recently reached a new Indigenous Land Use Agreement. For the Barada Barna, the Agreement will deliver long-term benefits for the community through investment in employment, education, business and contracting.

For BMA, it provides vital business certainty, and will deepen our relationship with the Barada Barna people.

CTAP

Climate is another area we can make a difference, while also growing long-term shareholder value. At our full year results, we shared our latest Climate Transition Action Plan.

It reaffirms our commitment to play our part in the global effort to address climate change and details our efforts towards becoming a more sustainable and resilient business.

BHP has been setting and achieving targets for operational greenhouse gas emissions since the 1990s.

We are on track to meet our operational greenhouse gas emissions target of at least a 30 per cent reduction by 2030 against a 2020 baseline.

And we are developing pathways for our long-term goal to achieve net zero operational greenhouse gas emissions by 2050.

Importantly, we continue to collaborate with customers and suppliers to support their efforts to lower greenhouse gas emissions in our value chain.

Since we released our plan in August, we have engaged with many shareholders and stakeholders. We thank you for that engagement and hope to secure your support for the plan when we get to our Say on Climate vote.

Samarco dam failure

Last Friday we announced a final settlement agreement in Brazil to resolve the key claims by the Brazilian public authorities relating to Samarco’s Fundão dam failure.

The dam failure was and remains a tragedy and will never be forgotten. We are deeply sorry for the loss of life and the damage it caused. We know that nothing can undo the impacts it caused.

BHP has always been committed to supporting Samarco and the Renova Foundation to do what’s right for the people, communities and environment affected. This comprehensive settlement agreement with Brazilian public authorities is another step that reflects that strong commitment.

BHP Group Limited ABN 49 004 028 077

The Settlement Agreement is in line with BHP’s existing Samarco dam failure provision of US$6.5 billion and no update is required to the existing provision at this time.

Board and succession

Before I conclude, I’d like to note some important changes to our Board since last year’s AGM.

As I mentioned earlier, Ian Cockerill and Terry Bowen retired from the Board during the year, and we acknowledge their significant contribution to BHP during their time with us.

We also had Ross McEwan and Don Lindsay join the Board this year and shareholders will have the opportunity to hear from them at today’s meeting.

Both Ross and Don are deeply experienced business leaders, and we welcome their skills and perspectives on our Board.

Conclusion

As I mentioned at the start of my address, we are living in a world which is increasingly volatile.

However, we have great optimism in what lies ahead.

As the world’s population grows, seeks a higher standard of living and advances the energy transition, demand for the commodities we produce is set to endure and grow.

With our world class portfolio we are well placed to provide more of the commodities the world needs in the decades ahead.

As we do, we will continue to drive a culture of safe and reliable operations.

We will maintain rigorous capital discipline.

And we will continue to build social value, which is vital for sustainable long-term shareholder returns.

Thank you for your continued support and for investing in the future of BHP.

It is now my pleasure to invite your CEO Mike Henry to speak with you.

BHP Group Limited ABN 49 004 028 077

Mike Henry, CEO

Thanks Ken, and thank you to everyone here with us in Queensland today and watching online.

I’m looking forward to taking you through some of this year’s highlights, and talking about what I believe makes BHP a successful company, worthy of your ongoing support.

But first, I’d like to echo Ken’s acknowledgement of the loss of a colleague at Saraji earlier this year.

Nothing is more important than the safety of our people.

We have concluded our investigation and identified improvements at Saraji and for BMA. We are working to implement them at BMA and across the company, and to share them with the industry.

We remain resolute in our commitment to eliminating fatalities and serious injuries at BHP.

That commitment to doing what’s right is one of our Values and it extends to everything we do.

Last week I was in Brazil to finalise the Samarco settlement agreement that Ken referenced earlier.

I also visited the community of Novo Bento Rodrigues for the second time and saw firsthand the progress made in resettling those displaced by the dam failure.

We can never undo the hurt and sorrow caused by the tragic events of 2015.

However, this agreement is another significant step forward. Approximately 500,000 people will be eligible for individual compensation under the new system which will be faster, easier and more certain.

The agreement will support ongoing programs benefitting the environment and health, and it will support socio-economic revitalisation.

It is wholly reflective of the values we seek to uphold.

What we do matters

2024 was another year of strong delivery at BHP.

Of disciplined execution of our clear, simple strategy…

And continued progress on shaping our portfolio for the future.

In doing so, we have pursued our purpose of bringing people and resources together to build a better world.

I want to focus on our purpose for a moment and build on what Ken said about the opportunities for the world that are underpinned by our people, partners and assets.

BHP Group Limited ABN 49 004 028 077

Specifically, I want to outline what we mean when we talk about building a better world.

Let’s look at the global shifts BHP’s key commodities support.

Rising living standards and food security for a growing population...

Better and more liveable cities for an increasingly urbanised world...

The world’s net zero ambition and the rewiring of our energy networks...

Our iron ore, copper, steelmaking coal and potash support the pursuit of a very basic human instinct – to improve our lives and those of the generations that come after us.

Billions of people seeking higher standards of living is an enduring source of demand, and one we are proud to play a part in delivering.

Infrastructure and electrification that make our cities better, safer, and more liveable.

Data centres to power the Artificial Intelligence boom, which will underpin new technologies and enable greater and greater innovation.

Increasing productivity from decreasing arable land – meaning more and better food for more people around the globe.

What we produce matters. And how we seek to do it matters too.

I hope our shareholders are proud to be with us as we move forward with our strategy. And I hope you see that our progress has purpose.

Global economic outlook

Governments around the world are focused on how they deliver progress for their nations too.

We think markets work best when global trade and economic cooperation are prioritised. A focus on economic fundamentals – competitiveness, productivity, investment certainty – allows capital to find its best use and stimulate growth.

Removing barriers to trade, not building them. Allowing capital to flow where it is most needed. Regional and national economies working effectively as more than the sum of their parts.

BHP will continue to engage constructively with governments around the world to advocate for policy settings that drive the competitiveness of their economies, benefit their citizens, create jobs and encourage businesses to grow.

BHP Group Limited ABN 49 004 028 077

Strong operational performance

Of course, value adding growth is firmly on our agenda at BHP – and it is underpinned by our track record of strong business performance in recent years.

In FY2024, we achieved production records at a number of our assets and we widened our lead as the world’s lowest cost iron ore producer.

This is a credit to the more than 90,000 employees and contractors who work so hard to build a better BHP every day.

I can’t speak strongly enough about the importance of operational excellence to our success. We invest heavily in the capability of our people. Our BHP Operating System, the way our people work, from the mine site to the office, is a genuine competitive advantage and a source of great pride across many parts of our business.

The solid operational performance our workforce delivered, along with higher prices in key commodities, helped us deliver dividends totalling 146 US cents – or about 220 Australian cents per share for the year. Since FY2021, BHP has paid the most dividends of any mining company globally, and in fact has been one of the highest dividend payers across all industries.

Our performance also allows us to plan for - and invest in - value adding growth projects.

A portfolio for now and for the future

As we have done that, we have continued to reshape our portfolio to position BHP for the future. This deliberate strategy gives the company and our shareholders greater exposure to commodities that will stand to benefit as global megatrends play out around us.

We have strengthened our already very strong position in copper, and we’re exploring further growth around the world.

Like in South Australia, where we could grow copper production to around 500 thousand tonnes a year, with further potential of up to 650 thousand.

At Escondida, already the world’s largest copper mine, where we have potential to add around 200 thousand tonnes per year.

And at the Filo del Sol and Josemaria projects in Argentina and Chile, which we will seek to advance through a 50/50 joint venture with Lundin Mining, after our Joint Acquisition of Filo Corp.

We expect completion of that transaction in the March 2025 quarter, subject to regulatory approvals, and we will have the opportunity to advance what we consider to be one of the most significant copper discoveries in decades.

In nickel, conditions have been more challenging, and we took the difficult but necessary decision to temporarily suspend our Western Australia Nickel business.

We’re continuing to invest to enable a potential re-start at Western Australia Nickel if the market outlook improves. We will review the decision by February 2027.

BHP Group Limited ABN 49 004 028 077

Across in Canada, construction of Stage 1 of our Jansen potash project is more than halfway complete and ahead of original schedule, and we’ve begun to execute Stage 2. First production from Jansen is only around two years away.

By the end of the decade, we expect to be one of the leading players in the potash industry globally. And this will feed into a global market which is expected to grow strongly for decades. Jansen is set to become a world class asset in an investment friendly jurisdiction and create value for generations to come.

Clear strategy, disciplined execution

These decisions are consistent with our strategy, which is clear and simple.

We have a differentiated portfolio of the best assets in the most attractive commodities.

We operate them excellently and apply discipline to our allocation of capital.

The precise execution of this strategy underpins our results and our shareholder returns.

Resources is a cyclical industry. The stability of our strategy and the reliability of our execution make for a durable and resilient business.

We heard earlier from Ken about growing volatility in the world. I speak regularly with investors, customers and partners around the globe, so I know we are not alone in believing this will continue for the foreseeable future.

In this global context, there is stability and resilience in our size, the quality of our assets and the strength of our partnerships. A strong balance sheet and diversified commodity base helps to shield us against the cyclical nature of our sector and geopolitical uncertainty.

It also leaves us well placed to work with smaller miners and explorers to bring new deposits to market faster and with less risk in execution.

And in doing all of this, we can continue to deliver strong margins and cash flow.

BHP’s record stacks up well. Over the past decade, BHP’s margin has averaged around 55 percent. That’s over 10 percentage points higher than the average of the next closest major competitor.

The creation of social value is integral as well, to our strategy and to the delivery of long-term shareholder value.

I spoke earlier about the irrefutable need for mining as we work towards our future.

If the starting point is that we need more of these resources, then the bigger questions are who should bring them to market and how?

In our view, it will be large, diversified miners like BHP with the balance sheet strength, track record of operational excellence and social value credentials who will increasingly play that role.

BHP Group Limited ABN 49 004 028 077

Building Social Value

When we create social value, we build our case as the preferred partner for communities and governments, we gain access to more opportunities, and we attract the best talent.

The impact of our social value approach on our current and future workforce is invaluable.

It’s making our workforce more inclusive and diverse – which drives better outcomes in safety and productivity.

And it’s building a pipeline of future talent in highly skilled roles that will help support productivity and keep economies - including Australia’s - strong.

This includes BHP’s FutureFit Academy, established as part of our Operations Services mining services organisation at a cost of A$300 million, in Mackay here in Queensland and in Western Australia.

The Academy has graduated more than 750 new-to-industry Australians, providing them with skills for the future and a high-paying job with BHP from day one.

Our social value approach also drives tangible results for the communities and suppliers vital to our business and to livelihoods in the regions where we operate.

This year we spent more than US$3.3 billion with more than 2,600 small, local and Indigenous businesses – up 9 percent on last year.

Here in Australia, our Local Buying Program, which was established first here in Queensland, has more than 1,500 registered suppliers, and we’ve approved over 90,000 work packages worth over A$1 billion since its launch in 2012.

Finally, we also made further progress on our operational decarbonisation plans and, as Ken noted, we remain on track to meet our operational greenhouse gas emissions target of at least a 30 per cent reduction by FY2030 against a FY2020 baseline.

This is valuable work that benefits our shareholders, our partners, and every economy in which we operate.

Consistent, reliable progress

It is an example of how, at BHP, we think and plan in decades. We are focused on creating value now, and into the medium and long term.

That mindset continues to serve our shareholders, employees and partners well.

Again, ladies and gentlemen, what this company does, matters.

Our work – and your support of it through your investment in BHP – is vital to building the future we all want for generations to come.

All while maintaining our focus on operational performance, disciplined capital allocation, and value creation for shareholders and communities.

This is a great company, performing well and made up of people who want to make a difference.

BHP Group Limited ABN 49 004 028 077

I’m excited about the years ahead and confident that BHP will continue to deliver value to you, our shareholders.

Thank you for your ongoing support.

BHP Group Limited ABN 49 004 028 077

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October 30, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary